                                SCHEDULE 13E-4


            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                MARCH 19, 1999
                       SECURITIES ACT FILE NO. 333-37243
                   INVESTMENT COMPANY ACT FILE NO. 811-07957
                        -------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        -------------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13 (E) (1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 1
                      GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM Floating Rate Fund)
                                (Name of Issuer)
                      GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM Floating Rate Fund)
                      (Name of Person(s) Filing Statement)
               SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                  00141K-10-5
                     (CUSIP Number of Class of Securities)
                                ROBERT H. GRAHAM
                       GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM Floating Rate Fund)
                          11 GREENWAY PLAZA, SUITE 100
                           HOUSTON, TEXAS 77046-1173
                                 1-800-347-4246
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

      ARTHUR J. BROWN, ESQ.                                  OFELIA M. MAYO, ESQ.
     R. CHARLES MILLER, ESQ.                                 A I M ADVISORS, INC.
    KIRKPATRICK & LOCKHART LLP                           11 GREENWAY PLAZA, SUITE 100
 1800 MASSACHUSETTS AVENUE, N.W.                             HOUSTON, TEXAS 77046
      WASHINGTON, D.C. 20036                                    (713) 214-1919

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                                 February 12, 1999
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)



         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of GT Global Floating Rate Fund, Inc. (d/b/a AIM Floating Rate Fund) (the "Fund") relating to an offer to purchase (the "Offer") up to 3,100,000 of the Fund's shares of common stock, par value $0.001 per share (the "Shares") and originally filed with the Securities and Exchange Commission on February 12, 1999 constitutes the final amendment pursuant to Rule 13e-4 (c) (3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.



         The Offer terminated at 12:00 midnight, New York City time, on March 12, 1999 (the "Expiration Date"). Pursuant to the Offer, 867,120.152 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.83 per Share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate price of $8,523,791.09.


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     GT GLOBAL FLOATING RATE FUND, INC.
                                              (d/b/a AIM Floating Rate Fund)


                                     By:      /s/ SAMUEL D. SIRKO
                                              Samuel D. Sirko
                                              Secretary